UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2010 (“Quarterly Securities Report”).

The Quarterly Securities Report is prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures made by MUFG and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2010 and the other reports filed or submitted by MUFG to the SEC.

The business segment information set forth below is an excerpt from the Quarterly Securities Report and has been prepared in accordance with applicable Japanese disclosure requirements, which are different from the basis of segment reporting under U.S. disclosure rules. For MUFG’s segment information prepared in accordance with U.S. disclosure rules, see MUFG’s annual report on Form 20-F and semi-annual U.S. GAAP financial review on Form 6-K.

Risks relating to our business

We have described below the major developments and changes that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual and quarterly securities reports filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company—Business—Risks relating to Our Business” in our most recent annual securities report.

12.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment or “minashi bensai,” under the Law Concerning Lending Business, have made a borrowers’ claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law even easier, and as a result, there has been a significant increase in these claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business gradually came into effect, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, the amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry is increasingly severe, resulting in a large number of consumer finance companies, including major lenders, failing. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

18.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

The U.S. government has recently enacted new legislation designed to limit economic and financial transactions with Iran. This or any similar legislative developments initiated by the U.S. government may further restrict our business operations. Furthermore, since September 2010, the Japanese government has implemented a series of measures under the Foreign Exchange and Foreign Trade Law, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities. We have modified our policies and procedures in accordance with the new Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modifications not to be in compliance with applicable regulations.

Business Segment Information

Interim Financial Reporting Period (from April 1, 2010 to September 30, 2010)

1.	Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate its performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG’s operations under an integrated business group system comprising three core business areas — Retail, Corporate and Trust Assets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to our customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

2.	Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,655,514	282,664	164,850	274,190	293,270	2,670,489	(301,010)	2,369,479
Interest Income	960,718	111,672	21,672	159,407	257,421	1,510,892	(233,161)	1,277,731
Profits from Investment in Affiliates (Equity Method)	—	674	1,009	60	—	1,744	(1,744)	—
Income from Negative Goodwill	—	—	—	—	—	—	795	795
From customers	1,611,508	268,956	152,785	263,637	72,590	2,369,479	—	2,369,479
From Internal Transactions	44,005	13,707	12,065	10,552	220,679	301,010	(301,010)	—
Net Income	323,653	39,753	19,430	(50,969)	226,292	558,160	(201,384)	356,775
Total Assets	161,534,721	24,064,650	24,741,761	4,388,088	12,829,099	227,558,321	(21,177,451)	206,380,869
Other Items
Depreciation	74,515	18,314	10,824	11,038	636	115,329	2,625	117,955
Amortization of Goodwill	8,466	—	508	479	—	9,454	6,332	15,787
Interest Expenses	193,755	35,760	29,647	16,984	22,562	298,709	(30,233)	268,475
Losses from Investment in Affiliates (Equity Method)	7,544	—	—	—	—	7,544	335	7,879
Extraordinary Profits	29,522	4,312	28,464	6,984	1,745	71,029	(30,449)	40,580
Extraordinary Losses	21,881	2,270	4,750	4,871	122	33,896	(260)	33,635
Losses on Depreciation of Fixed Assets	2,936	230	1,594	93	—	4,854	—	4,854
Asset Retirement Obligation Expenses	15,833	1,525	2,473	4,535	81	24,450	(3)	24,447
Tax Expenses	131,951	24,654	4,279	2,441	14,458	177,786	7,033	184,820
Unamortized Goodwill	270,981	—	733	8,463	—	280,178	195,887	476,065
Total Investment in Equity Method Affiliates	191,581	51,211	313,869	361	39,206	596,230	13,670	609,901
Increase in Tangible and Intangible Fixed Assets	69,164	12,699	8,189	11,536	1,356	102,947	—	102,947

Notes:

1.	Ordinary income, interest income, interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and other companies.
3.	Net income from “Others” includes 187,315 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 186,952 million yen, MUSHD’s reorganization costs of 26,816 million yen, and 12,385 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to consumer finance subsidiaries and MUSHD.
8.	Extraordinary profits and losses and adjustments thereon are primarily attributable to MUSHD’s reorganization.
9.	Adjustments on unamortized goodwill are mainly attributable to consumer finance subsidiaries and MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2010.

Additional Information

Effective from this interim financial reporting period, MUFG adopted the “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Statement No. 17, March 27, 2009) and “Guidance on Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Guidance No. 20, March 21, 2008).

Related Information

Interim Financial Reporting Period (from April 1, 2010 to September 30, 2010)

1. Information by Type of Service

Omitted because it is similar to the above explained reporting segment information.

2. Geographical Information

(1) Ordinary Income

(in millions of yen)
Japan	United States	Europe/ Middle East	Asia/Oceania	Others	Total
1,892,222	246,748	103,229	118,903	8,375	2,369,479

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets

(in millions of yen)
Japan	United States	Others	Total
1,143,820	186,546	16,768	1,347,135

3. Information by Major Customer

Not Applicable.